Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 39-XI dated June 11, 2008	Term Sheet to Product Supplement No. 39-XI Registration Statement No. 333-130051 Dated June 30, 2008; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Buffered Return Enhanced Notes Linked to the MSCI EAFE® Index due January 29, 2010

General

  The notes are designed for investors who seek a return of twice the appreciation of the MSCI EAFE® Index up to a maximum total return on the notes of 18.25%* at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index declines by more than 10%, be willing to lose up to 90% of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing January 29, 2010†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about July 28, 2008 and are expected to settle on or about July 31, 2008.

Key Terms

Index:	The MSCI EAFE® Index (“MXEA”) (the “Index”)
Upside Leverage Factor:	2.0
Payment at Maturity:

If the MSCI EAFE Closing Level is greater than the MSCI EAFE Starting Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the MSCI EAFE Return multiplied by two, subject to a Maximum Total Return on the notes of %*. For example, if the MSCI EAFE Return is equal to or greater than 9.125%, you will receive the Maximum Total Return on the notes of 18.25%*, which entitles you to a maximum payment at maturity of $1,182.50 for every $1,000 principal amount note that you hold. Accordingly, if the MSCI EAFE Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 +[$1,000 x (MSCI EAFE Return x 2.0)] *The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 18.25%.

Your principal is protected against up to a 10% decline of the Index at maturity. If the MSCI EAFE Closing Level declines from the MSCI EAFE Starting Level by up to 10%, you will receive the principal amount of your notes at maturity.

If the MSCI EAFE Closing Level declines from the MSCI EAFE Starting Level by more than 10%, you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond 10% and your final payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (MSCI EAFE Return + 10%)]
If the MSCI EAFE Closing Level declines from the MSCI EAFE Starting Level by more than 10%, you could lose up to $900 per $1,000 principal amount note.
Buffer Amount:	10%, which results in a minimum payment of $100 per $1,000 principal amount note.
MSCI EAFE Return:	MSCI EAFE Closing Level – MSCI EAFE Starting Level MSCI EAFE Starting Level
MSCI EAFE Starting Level:	The Index closing level on the pricing date, which is expected to be on or about July 28, 2008.
MSCI EAFE Closing Level:	The Index closing level on the Observation Date.
Observation Date:	January 26, 2010†
Maturity Date:	January 29, 2010†
CUSIP:	48123LDW1
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 39-XI.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-16 of the accompanying product supplement no. 39-XI and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 39-XI and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2)

If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $20.00 per $1,000 principal amount note and would use a portion of that commission to pay selling concessions to other dealers of approximately $2.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. The actual commission received by JPMSI may be more or less than $20.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions that may be paid to other dealers, exceed $25.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-145 of the accompanying product supplement no. 39-XI.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

June 30, 2008

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-XI dated June 11, 2008. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 39-XI, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov. as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 39-XI dated June 11, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208003043/e31925_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive MSCI EAFE Return by two, up to the Maximum Total Return on the notes of 18.25%, or $1,182.50 for every $1,000 principal amount note. The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 18.25%. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of the notes is protected against a decline in the MSCI EAFE Closing Level, as compared to the MSCI EAFE Starting Level, of up to 10%. If the MSCI EAFE Closing Level declines by more than 10%, for every 1% decline of the Index beyond 10%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, at maturity you will receive a payment equal to at least $100 for each $1,000 principal amount note.
  DIVERSIFICATION OF THE MSCI EAFE® INDEX — The return on the notes is linked to the MSCI EAFE® Index. The MSCI EAFE® Index is published by MSCI and is a free float adjusted market capitalization index intended to measure the equity market performance of certain developed markets. As of June 2008 the MSCI EAFE® Index consisted of the following 21 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. MSCI recently completed previously announced changes to the methodology used in its MSCI International Equity Indices, which includes the MSCI EAFE® Index. For additional information about the Index and the changes to the Index methodology, see the information set forth under “The MSCI EAFE® Index” in the accompanying product supplement no. 39-XI.
  CURRENCY MARKET EXPOSURE — Holders of the notes will be able to participate in potential fluctuations in the value, relative to the U.S. dollar, of each of the currencies in which the component securities of the country indices that compose the Index trade. If, taking into account the relevant weight of the component securities trading in their respective currencies, the U.S. dollar weakens against these currencies, the value of the Index will increase and the payment at maturity, if any, may increase. For additional information about the impact of currency movements on the notes, please see “Selected Risk Considerations — The Notes Are Subject to Currency Exchange Risk” below.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 39-XI. As described therein, we and you will agree to characterize and treat the notes for U.S. federal income tax purposes as “open transactions.” Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the notes could be treated either as subject (in whole or in part) to the “constructive ownership transaction” rules of Section 1260 of the Internal Revenue Code, as discussed in the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 39-XI, or as “contingent payment debt instruments.” Moreover, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the possible U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly on a retroactive basis. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations in general and the possible impact of the notice described above in particular.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the MSCI EAFE® Index	TS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 39-XI dated June 11, 2008.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal in excess of $100 per $1,000 principal amount note. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the MSCI EAFE Return is positive or negative. Your investment will be exposed to any decline in the MSCI EAFE Closing Level, as compared to the MSCI EAFE Starting Level, beyond the 10% buffer. Accordingly, you could lose up to $900 for each $1,000 principal amount note that you invest in.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the MSCI EAFE Closing Level is greater than the MSCI EAFE Starting Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 18.25%.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the component securities of the country indices that compose the Index are converted into U.S. dollars for purposes of calculating the value of the component country indices and the Index, your notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the component securities of the Index trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the component securities in the Index denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of the Index will be adversely affected and the payment at maturity, if any, may be reduced.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Index;
    interest and yield rates in the market generally as well as in the markets of the component securities composing the Index;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which securities composing the Index are traded and the correlation between that rate and the level of the Index; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an MSCI EAFE Starting Level of 2000 and a Maximum Total Return on the notes of 18.25%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return

3000.00	50.00%	18.25%
2800.00	40.00%	18.25%
2600.00	30.00%	18.25%
2400.00	20.00%	18.25%
2200.00	10.00%	18.25%
2182.50	9.13%	18.25%
2100.00	5.00%	10.00%
2050.00	2.50%	5.00%
2020.00	1.00%	2.00%
2000.00	0.00%	0.00%
1900.00	-5.00%	0.00%
1800.00	-10.00%	0.00%
1700.00	-15.00%	-5.00%
1600.00	-20.00%	-10.00%
1400.00	-30.00%	-20.00%
1200.00	-40.00%	-30.00%
1000.00	-50.00%	-40.00%
800.00	-60.00%	-50.00%
600.00	-70.00%	-60.00%
400.00	-80.00%	-70.00%
200.00	-90.00%	-80.00%
0.00	-100.00%	-90.00%

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the MSCI EAFE® Index	TS-2

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index increases from the MSCI EAFE Starting Level of 2000 to an MSCI EAFE Closing Level of 2100. Because the MSCI EAFE Closing Level of 2100 is greater than the MSCI EAFE Starting Level of 2000 and the MSCI EAFE Return of 5% multiplied by 2 does not exceed the hypothetical Maximum Total Return of 18.25%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (5% x 2)] = $1,100

Example 2: The level of the Index decreases from the MSCI EAFE Starting Level of 2000 to an MSCI EAFE Closing Level of 1800. Because the MSCI EAFE Closing Level of 1800 is less than the MSCI EAFE Starting Level of 2000 by not more than the Buffer Amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index increases from the MSCI EAFE Starting Level of 2000 to an MSCI EAFE Closing Level of 2200. Because the MSCI EAFE Closing Level of 2200 is greater than the MSCI EAFE Starting Level of 2000 and the MSCI EAFE Return of 10% multiplied by 2 exceeds the hypothetical Maximum Total Return of 18.25%, the investor receives a payment at maturity of $1,182.50 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Index decreases from the MSCI EAFE Starting Level of 2000 to an MSCI EAFE Closing Level of 1400. Because the MSCI EAFE Closing Level of 1400 is less than the MSCI EAFE Starting Level of 2000 by more than the Buffer Amount of 10%, the MSCI EAFE Return is negative and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-30% + 10%)] = $800

Example 5: The level of the Index decreases from the MSCI EAFE Starting Level of 2000 to an MSCI EAFE Closing Level of 0. Because the MSCI EAFE Closing Level of 0 is less than the MSCI EAFE Starting Level of 2000 by more than the Buffer Amount of 10%, the MSCI EAFE Return is negative and the investor receives a payment at maturity of $100 per $1,000 principal amount note, which reflects the principal protection provided by the Buffer Amount of 10%, calculated as follows:

$1,000 + [$1,000 x (-100% + 10%)] = $100

Historical Information

The following graph sets forth the historical performance of the MSCI EAFE® Index based on the weekly Index closing level from January 3, 2003 through June 27, 2008. The Index closing level on June 27, 2008 was 1957.23. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment in excess of $100 per $1,000 principal amount note.

Historical Performance of the MSCI EAFE® Index

2500
2000
1500
1000
500
0
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08

Source: Bloomberg

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the MSCI EAFE® Index	TS-3